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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                   SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                               MAF Bancorp, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                     Common Stock Par Value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  55261R108
                      ----------------------------------
                                (CUSIP Number)

                                  John Bruno
Muldoon, Murphy & Faucette, 5101 Wisconsin Avenue, N.W., Washington, D.C. 20016
                                (202)362-0840
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                May 30, 1996
                     ----------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               SEC 1746 (12-91)


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CUSIP No. 55261R108                SCHEDULE 13D           Page  2  of  9  Pages
                                                               ---    ---


- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Allen H. Koranda
- --------------------------------------------------------------------------------
   2   CHECK BOX IF A MEMBER OF A GROUP*                           (a) / /
                                                                   (b) / /

- --------------------------------------------------------------------------------
   3   SEC USE ONLY


- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

             PF
- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
- --------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
      NUMBER OF
       SHARES                    421,994
    BENEFICIALLY    ------------------------------------------------------------
      OWNED BY         8   SHARED VOTING POWER
        EACH
      REPORTING                   39,901
       PERSON       ------------------------------------------------------------
        WITH           9   SOLE DISPOSITIVE POWER

                                 421,994
                    ------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                                  20,825
- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             461,895
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

             4.39%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

             IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 RETURN (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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Item 1.  Security and Issuer.
- ----------------------------

      The title of the class of equity securities to which this statement relates is common stock, par value $.01 per share. The name and address of the issuer of such securities is MAF Bancorp, Inc. ("MAFB"), 55th & Holmes, Clarendon Hills, Illinois 60514.

Item 2.  Identity and Background.
- --------------------------------

Allen Koranda, 55th & Holmes, Clarendon Hills, IL 60514, is Chairman of the Board and Chief Executive Officer of MAFB and its wholly-owned subsidiary, Mid America Federal Savings Bank ("Mid America").

Allen Koranda has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Allen Koranda has not, during the last five years been a party to a civil proceeding of a judicial or administrative body as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Allen Koranda is a citizen of the U.S.A.


Item 3.  Source and Amount of Funds.
- -----------------------------------

Allen Koranda used a total of $5,077 to make the purchases of 200 shares of MAFB through the Section 401(k) feature of the Mid America Federal Savings Bank Employees Profit Sharing Plan (the "Profit Sharing Plan") which are described in
Item 5(c). Such purchases were made in the open market by the Plan, using employee contributions of Allen Koranda and dividend reinvestment on shares owned by Allen Koranda through the 401(k) feature of the Profit Sharing Plan.

Prior to the transactions being reported on herein in Item 5(c), Allen Koranda, either personally, through his spouse, as trustee of certain trusts established for the benefit of his children, or through various company benefit plans, made purchases or otherwise became the beneficial owner of 461,695 shares of MAFB. Included in this total are 149,392 shares purchased by, or gifted to, Allen Koranda for consideration totalling $788,205 (all of which was from the personal funds of Allen Koranda); 54,417 shares purchased by or gifted to Allen Koranda as trustee of various trusts established for the benefit of his children, for consideration totalling $222,650 (all of which was from the funds of the trusts); 16,410 shares purchased by or distributed to Lee Koranda, the wife of Allen Koranda, for consideration totalling $83,045 (all of which was from the personal funds of Lee Koranda); 4,215 shares purchased by Allen Koranda through the Section 401(k) feature of the Profit Sharing Plan for consideration totalling $49,082 (all of which was from employee contributions and dividend reinvestments by Allen Koranda in the Profit Sharing Plan); 12,292 shares purchased by Allen Koranda through the profit sharing feature of the Profit Sharing Plan for consideration totalling $61,888 (all of which was from funds allocated to the account of Allen Koranda under the terms of the Profit Sharing Plan); 6,784 shares allocated to Allen Koranda under the terms of the ESOP Plan; 40,267 shares allocated and distributed to Allen Koranda under the terms of Mid America's Management Recognition and Retention Plan and Trust, (the "MRP Plan") and 177,918 shares of MAFB common stock relating to employee stock options which are presently exercisable.

Item 4.   Purpose of Transaction.
- --------------------------------

Amendment 3 is being filed as a result of the merger between MAFB and N.S. Bancorp, Inc. pursuant to which N.S. Bancorp, Inc. has been merged with and into MAFB and the outstanding shares of N.S. Bancorp, Inc. will be converted into a combination of shares of MAFB and cash. As a result of the merger and the increased number of outstanding shares of MAFB, Allen Koranda's ownership has decreased to 4.39%.

All of the securities of MAFB acquired by Allen Koranda for which he is disclosing sole voting and dispositive power were acquired for investment purposes. All of the securities acquired by Allen Koranda through the Profit Sharing Plan and by Lee Koranda were acquired for investment purposes. To the best of Allen Koranda's knowledge, the securities of MAFB acquired by the ESOP Plan and MRP Plan, and allocated to Allen Koranda, were acquired by such Plans for the purpose of providing employees in key management positions with a proprietary interest in MAFB in a manner designed to encourage such key employees to remain with Mid America

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(with  respect  to the MRP Plan) and for the  purpose  of  providing  retirement benefits for employees of Mid America (with respect to the ESOP Plan).

Depending on the company's prospects, the stock price and a variety of other factors, Allen Koranda may decide to increase or decrease his holdings of MAFB in the future. In connection with his ownership of MAF Bancorp stock, he is not considering any plans or proposals which would be required to be disclosed pursuant to this Item 4.

Item 5.   Interests in Securities of the Issuer.
- -----------------------------------------------

(a) Allen Koranda beneficially owns 461,895 shares of MAFB including 177,918 shares which may be acquired pursuant to presently exercisable employee stock options. The total shares beneficially owned by Allen Koranda represent 4.39% of the 10,517,091 outstanding shares of MAFB (which for this purpose are deemed to include the 177,918 shares which Allen Koranda may acquire pursuant to employee stock options). Excluding the 177,918 shares relating to stock options, Allen Koranda's ownership represents 2.75% of the outstanding shares of MAFB.

(b) Allen Koranda possesses sole voting and investment authority over 421,994 shares of MAFB which includes 177,918 shares relating to unexercised stock options, which when exercised, will give him such authority over the stock. This total also includes 54,417 shares he beneficially owns as trustee of various trusts established for the benefit of his children.

Allen Koranda possesses shared voting authority over 39,901 shares of MAFB, which includes shares purchased by him or allocated to him under the terms of the Profit Sharing Plan and the ESOP Plan and 16,410 shares owned by his wife. Allen Koranda possesses shared investment authority over 20,825 shares of MAFB which includes his wife's shares and shares purchased by him pursuant to the
Section 401(k) feature of the Profit Sharing Plan. Voting and dispositive authority is shared with the following trustees of each of these plans:

      Profit Sharing Plan Trustees.
      ----------------------------

      Jerry A. Weberling, 55th & Holmes, Clarendon Hills, IL 60514. Mr. Weberling serves as a trustee of the Profit Sharing Plan and also serves as Executive Vice President and Chief Financial Officer of MAFB and Mid America.

      Lois Vasto, 1001 S. Washington, Naperville, IL 60566. Ms. Vasto serves as a trustee of the Profit Sharing Plan and also serves as a director and Senior Vice President of MAFB and Mid America.

      David Kohlsaat, 55th & Holmes, Clarendon Hills, IL 60514. Mr.s Kohlsaat serves as a trustee of the Profit Sharing Plan and also serves as First Vice President of MAFB and Mid America.

      Michael J. Janssen, 55th & Holmes, Clarendon Hills, IL 60514. Mr. Janssen serves as a trustee of the Profit Sharing Plan and also serves as First Vice President of MAFB and Mid America.


      ESOP Trustee.
      ------------

      NBD Bank, N.A., 103 E. Lincolnway, Valparaiso, IN, serves as trustee of the ESOP Plan.

To the best of Allen Koranda's knowledge, none of the above trustees have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and none of the above trustees have, during the last five years, been a party to a civil proceeding of a judicial or administrative body as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the above individual trustees are citizens of the U.S.A.

(c) During the sixty days prior hereto, Allen Koranda acquired beneficial ownership over the following common shares of MAFB on the dates and for the purchase prices indicated in the table below. Unless otherwise indicated by footnote, such shares were acquired in the open market through Nasdaq.




            Date             Number of Shares      Price per share
            ----             ----------------      ---------------

            05/31/96                64                 24.625(1)
            05/07/96                60                 26.50(1)
            04/12/96                13                 25.75(1)
            04/09/96                63                 25.00(1)

(1) Represents purchases and dividend reinvestments made by Allen Koranda through the Section 401(k) feature of the Profit Sharing Plan.




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
- --------------------------------------------------------------------------------
Securities to the Issuer.
- ------------------------

Allen Koranda currently has employee stock options covering 177,918 shares which are exercisable. In addition, Allen Koranda also has employee stock options covering an additional 15,061 shares which become exercisable at various dates over the next three years, notwithstanding certain circumstances which could result in the acceleration or the forfeiture of the right to exercise these stock options.

Item 7.  Material to be Filed as Exhibits.
- -----------------------------------------
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      June 5, 1996                                    /s/ Allen H. Koranda
- --------------------------                            ------------------------
      Date                                                Allen H. Koranda





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